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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2004
Earnings	0
Fixed Charges
Interest expensed and capitalized	3,060,101
Amortized premiums, discounts, and expenses related to indebtedness	380,040
An estimate of the interest within rental expenses	—

Total fixed charges	3,440,141

Amount of the deficiency	3,440,141

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Computation of Ratio of Earnings to Fixed Charges